Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2011
December 13, 2011

The following section of our annual report sets forth Management’s Discussion and Analysis of the financial performance of Envoy Capital Group Inc. (“Company”, “Envoy”, “we” or “us”) for the year ended September 30, 2011 compared to the year ended September 30, 2010. The analysis is based on our annual audited consolidated financial statements (the “Financial Statements”), including the accompanying notes, which are presented elsewhere in this report. The Financial Statements have been prepared by management in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States. A description of the significant differences, as applicable to the Company, is included in note 19 to the Financial Statements.

The discussion, analysis and financial review are presented in the following sections:

1.	Executive Summary
2.	Selected Annual Information
3.	Results of Operations
4.	Summary of Quarterly Results
5.	Commitments and Contractual Obligations
6.	Reconciliation to U.S. Generally Accepted Accounting Principles
7.	Liquidity and Capital Resources
8.	Related Party Transactions
9.	Critical Accounting Policies
10.	Impact of Recently Issued Financial Standards
11.	Risks and Uncertainties
12.	Evaluation of Disclosure Controls and Procedures
13.	Updated Share Information
14.	Forward Looking Statements

1.	EXECUTIVE SUMMARY

Until recently, Envoy conducted its business through two reportable operating segments: the Consumer and Retail Branding Group and the Merchant Banking Group. In addition, Envoy had a “Corporate Group” which provides certain administrative, accounting, financial, regulatory reporting and legal functions. During 2011, the Company made a decision to divest of its Consumer and Retail Branding Group through the sale of its wholly-owned subsidiary, Watt International Inc. (“Watt”). The Company continues to operate its merchant banking operations, although recently entered into a merger agreement with Merus Labs International Inc. (“Merus”), a Vancouver, Canada based pharmaceutical company.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2011
December 13, 2011

Corporate Overview

On October 10, 2011, the Company entered into a letter of intent with Merus Labs International Inc. whereby both Companies will amalgamate pursuant to a plan of arrangement, conditional upon receipt of all regulatory and shareholder approvals and the negotiation and execution of a definitive agreement between the parties, among other conditions. Merus is a specialty pharmaceutical company engaged in the acquisition and licensing of pharmaceutical products. Merus Labs utilizes its expertise in the North American pharmaceutical markets and its access to capital to acquire and license niche branded products in Canada and United States. On November 9, 2011, the Company entered into a definitive agreement with Merus with respect to the above merger. The Envoy Board believes that the arrangement provides the following benefits for the Envoy shareholders:

(a)	Envoy shareholders will benefit from Merus’ growth potential and strong gross profit;

(b)	the arrangement is anticipated to transform Envoy from a merchant bank valued on the basis of, or at a discount to, book value into a company that will be valued on the basis of sales and growth; and

(c)	the Arrangement, once completed, will create a stronger company than Merus and Envoy alone.

On September 30, 2011, the Company announced that it had completed the divestiture of its wholly-owned subsidiary, Watt International Inc. The sale of Watt represented an important step in management’s ongoing plan to restructure the business through divestiture of all non-merchant banking assets. The Company’s intention to sell Watt was announced on April 20, 2011. The sale was arm’s length and gross proceeds were $2,150,000.

On June 30, 2010, the Company received notice of acceptance by the Toronto Stock Exchange (the “TSX”) for its most recent Normal Course Issuer (“NCIB”). Purchases were approved to commence on July 6, 2010 and conclude on the earlier of the date on which purchases under the NCIB have been completed and July 5, 2011. No purchases were made under this issuer bid.

On May 1, 2009, the Company initiated a NCIB whereby the Company was authorized to purchase from time to time, if considered advisable, up to an aggregate of 682,723 common shares, being 10% of the public float. Purchases were approved to commence on May 1, 2009 and conclude on the earlier of the date on which purchases under the NCIB had been completed and April 30, 2010. In fiscal 2010, the Company repurchased and cancelled 530,000 common shares under this NCIB for cash consideration of $620,158.

On November 25, 2008, the Company established a foreign subsidiary, Envoy Capital Group Monaco, S.A.M (“Envoy Monaco”) which was responsible for carrying on Envoy’s existing merchant banking business. Envoy Monaco’s investment portfolio was comprised of securities of mostly public and some private issuers in a broad range of sectors.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2011
December 13, 2011

Based on the 2011 year-end financial statements, the Company confirms that it will be characterized as a passive foreign investment company ("PFIC") under the U.S. Internal Revenue Code for the fiscal year ended September 30, 2011, and may be a PFIC for subsequent fiscal years.

At the Company’s annual general meeting held on March 30, 2007 the shareholders voted to amend the Company’s articles of incorporation by changing its name to Envoy Capital Group Inc. and removing the maximum number of common shares that the Company is authorized to issue. In addition, the shareholders also voted to reduce the stated capital of the Company’s common shares by $40.3 million for the purpose of eliminating the deficit on the consolidated balance sheet of the Company as at September 30, 2006.

The application of the PFIC rules is complex. U.S. shareholders are urged to consult their own tax advisors about the U.S. federal income tax consequences of owning and disposing of stock in a PFIC, and about the advisability, procedure and timing of their making any of the available tax elections, including a “qualified electing fund” or "mark-to-market" elections. U.S. shareholders who choose to make a QEF election should refer to the Envoy website at www.envoy.to following Envoy's fiscal year end in order to receive the necessary financial information.

Merchant Banking Overview

The Merchant Banking segment investments currently consist of a blend of professionally managed market diversified funds and direct investments in growth stage public companies. The Merchant Bank business earnings consist of both realized and unrealized gains in the fair value of its investments, plus dividends and interest income.

Operating costs for the Merchant Banking segment are comprised of salaries and benefits, general and administrative expenses and occupancy costs. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which are expensed as incurred. General and administrative costs include business development, office costs, technology, professional services and foreign exchange gains and losses. Occupancy costs represent the costs of leasing and maintaining company premises.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2011
December 13, 2011

2.	SELECTED ANNUAL INFORMATION

	Fiscal 2011	Fiscal 2010	Fiscal 2009

Net revenue	$1.9 million	$1.1 million	$0.6 million

Net (loss) earnings:
From continuing operations	($6.8) million	($4.3) million	($7.1) million
From discontinued operations	($0.7) million	$0.2 million	($3.3) million
Total	($7.5) million	($4.1) million	($10.4) million

Net (loss) earnings per share
Total
Basic	($0.93)	($0.50)	($1.22)
Diluted	($0.93)	($0.50)	($1.22)

From continuing operations
Basic	($0.85)	($0.52)	($0.84)
Diluted	($0.85)	($0.52)	($0.84)

From discontinued operations
Basic	($0.08)	$0.02	($0.39)
Diluted	($0.08)	$0.02	($0.39)

As at:		Sep 30, 2011		Sep 30, 2010		Sep 30, 2009
Total assets		$11.0 million		$19.6 million		$23.6 million
Total long-term financial liabilities	$	nil	$	nil	$	nil
Cash dividends declared	$	nil	$	nil	$	nil

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2011
December 13, 2011

3.	RESULTS OF OPERATIONS

FISCAL YEAR ENDED SEPTEMBER 30, 2011, COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 2010

On a consolidated basis, the net loss for the year ended September 30, 2011 was ($7.5) million compared to a net loss of ($4.1) million for the year ended September 30, 2010. On a fully diluted per share basis the net loss for fiscal year 2011 was ($0.93) per share compared to ($0.50) in fiscal 2010.

Excluding discontinued operations and restructuring costs, the net loss for the year ended September 30, 2011 was ($0.7) million, compared to a net loss of ($1.9) million for the year ended September 30, 2010.

Merchant Banking Operations

Investment income from Merchant Banking activities includes realized and unrealized gains and losses from the Company’s investments plus interest and dividend income earned during the period.

The Merchant Banking segment generated net investment gains of approximately $1.9 million for the year ended September 30, 2011, compared to net investment gains of $1.1 million for the year ended September 30, 2010.

For the first five months of the fiscal year, the Company operated much as it did for fiscal 2010, with most of its capital invested in a broad range of equities, with capital allocations in both quantitative and qualitative portfolios, as well as strategic derivatives designed to augment returns. The portfolio did relatively well during this period, earning the bulk of the returns for the year. In February 2011, the Company experienced a change in management which coincided with a change in the investment market in general. As volatility increased, equities suffered, erasing some of the gains. As a way of diversifying the investments, in May 2011, the Company advanced $1.9 million by way of a short-term loan, and made an equity investment of a similar amount in a private entity. For the latter portion of the fiscal year, equity returns were relatively flat, despite the continued volatility.

For the year ended September 30, 2011 the Company recognized gains attributable to the sale of marketable securities or adjustments to market value of $1.4 million. For the same period last year, the Company recognized gains of $1.1 million. However, interest and dividend income for the fiscal year 2011 was $0.5 million, compared to less than $0.1 million last year. Interest income in the current fiscal year was almost solely due to the loan to Merus Labs, which generated cash interest of almost $0.1 million as well as $0.4 million from accretion of loan fees received in the form of shares and warrants. In 2010, most of the portfolio capital was invested in equities as opposed to holding cash.

Investment gains going forward will continue to be a function of general market and economic conditions as well as the success of individual securities selected for investment.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2011
December 13, 2011

Accordingly, the income generated from such investment activity is unlikely to be consistent from year to year.

For the year ended September 30, 2011, the Company generated a return of 11.1% compared to last year when the Company generated a return of 5.4% on its invested capital. In comparison to other widely-used benchmarks the Company outperformed for the year, as the Dow Jones Industrial Average gained just 1.2% over the Company’s fiscal year, while the S&P 500 and TSX indexes had losses of (0.9%) and (6.0%), respectively.

Operating expenses are comprised mainly of salaries and benefits. Total operating expenses for the year ended September 30, 2011 were approximately $2.6 million, compared to $3.0 million for the same period last year. Of the current year amount, $0.9 million relates to stock based compensation granted to the new management team in July 2011. Salaries and benefits expenses, which make up the bulk of the operating costs, were reduced significantly in the current year as a result of the executive restructuring undertaken by the Company in February 2011.

Income Taxes

Income tax expense for the year was nil. The Company has existing tax loss carryfowards which it has not capitalized as there can be no assurance that value of such will be realized in future periods. The Company increased its valuation allowance to reflect future tax assets as nil.

Discontinued Operations

Discontinued operations represent the results of Watt International Inc., which was owned by the Company throughout the fiscal year. In connection with the change in management in February 2011, the decision was made to divest of the Company’s Consumer and Retail Branding division. Envoy recognized a loss from discontinued operations of ($0.3) million, or ($0.03) per share, for the year ended September 30, 2011, compared to income from discontinued operations of $0.2 million, or $0.02 per share for the prior year. The Company also recognized a loss on disposal of discontinued operations in the current year of ($0.4) million, or ($0.05) per share.

Net loss

Net loss from continuing operations for the year ended September 30, 2011 was ($6.8) million, compared to a loss of ($4.3) million for the year ended September 30, 2010. On a per share basis the net loss from continuing operations in the current year was ($0.85) per share compared to ($0.52) last year.

The earnings per share calculations are based on basic and fully diluted weighted average shares outstanding of 8,028,377 for both the current and prior year.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2011
December 13, 2011

THREE MONTHS ENDED SEPTEMBER 30, 2011, COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2010

On a consolidated basis, the net loss for the fourth quarter of fiscal 2011 was ($1.8) million, compared to net income of $0.4 million for the fourth quarter of fiscal 2010. Excluding discontinued operations, the net loss for the fourth quarter of fiscal 2011 was ($1.6) million, compared to net income of $0.3 million for the same period last year.

Merchant Banking Operations

For the fourth quarter ended September 30, 2011 the Merchant Banking segment experienced net investment losses of ($0.4) million, compared to investment gains of $0.9 million in the same period last year. As financial markets detriorated considerably in the fourth quarter of fiscal 2011, the Company worked to minimize losses on its invested assets and protect capital. Considerably less capital was invested in equities during the fourth quarter of fiscal 2011 as compared to fiscal 2010, as the Company looked to employ capital in other investment vehicles. The Company continues to maintain an overall relatively conservative strategy. The Company will continue to employ a blended strategy of long positions and related derivatives in an attempt to maximize returns while limiting downside risk.

Operating expenses for the Merchant Banking business were comprised largely of salaries and benefits. Total operating expenses for the fourth quarter of fiscal 2011 were approximately $1.2 million, compared to $0.6 million for the same period last year. Included in the current quarter is an non-cash expense of approximately $0.9 million relating to stock options issued to the Company’s directors.

Income Taxes

The income tax expense for the period was nil. The reason for the disparity from the substantively enacted tax rate of 28.5% was an adjustment to the value of the future tax asset in order to reflect a nil value. The current value of the future tax asset reflects management’s assessment of those timing differences and loss carryforwards which are more likely than not to be used in future periods.

Net loss

Net loss from continuing operations for the three months ended September 30, 2011 was ($1.6) million, compared to net income of $0.4 million for the three months ended September 30, 2010. On a basic and fully diluted per share basis the net loss from continuing operations in the current quarter was ($0.20) per share compared to net income from continuing operations of $0.04 in the same quarter last year. The earnings per share calculations are based on basic and fully diluted weighted average shares outstanding of 8,028,377 for the both the current and prior year periods.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2011
December 13, 2011

3.	SUMMARY OF QUARTERLY RESULTS

	Q4 2011	Q3 2011	Q2 2011	Q1 2011

Net revenue	($0.39) million	$0.36 million	$0.34 million	$1.57 million

Net earnings (loss):
From continuing operations	($1.55) million	$0.07 million	($6.27) million	$0.96 million
Including discontinued operations	($1.76) million	($0.00) million	($6.43) million	$0.72 million

Net earnings (loss) per share:
From continuing operations:
Basic	($0.20)	$0.01	($0.77)	$0.11
Diluted	($0.20)	$0.01	($0.77)	$0.11
Including discontinued operations:
Basic	($0.22)	($0.00)	($0.80)	$0.09
Diluted	($0.22)	($0.00)	($0.80)	$0.09

	Q4 2010	Q3 2010	Q2 2010	Q1 2010

Net revenue	$0.89 million	($1.19) million	$1.48 million	($0.07) million

Net earnings (loss):
From continuing operations	$0.32 million	($1.75) million	$0.68 million	($3.58) million
Including discontinued operations	$0.43 million	($1.44) million	$0.89 million	($4.02) million

Net earnings (loss) per share:
From continuing operations:
Basic	$0.04	($0.22)	$0.13	($0.42)
Diluted	$0.04	($0.22)	$0.13	($0.42)
Including discontinued operations:
Basic	$0.05	($0.18)	$0.15	($0.47)
Diluted	$0.05	($0.18)	$0.15	($0.47)

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2011
December 13, 2011

5.	COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Set out below is a summary of the amounts due and committed under contractual cash obligations at September 30, 2011:

	Total	Due in year 1	Due in year 2	Due in year 3
Operating leases	$50,100	$50,100	$ -	$ -

6.	RECONCILIATION TO U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Summary of material adjustments to net loss for the years ended September 30, 2011, 2010 and 2009 required to conform to US GAAP. Detailed information can be found in note 19 to the Financial Statements.

	2011	2010	2009
Net loss and comprehensive loss based on
Canadian GAAP	$(7,467,048)	$(4,142,492)	$(10,475,810)
Fair value adjustment on restricted securities	(51,239)	(137,465)	(283,411)
Net loss and comprehensive loss based on US GAAP	$(7,518,287)	$(4,279,957)	$(10,759,221)

	2011	2010	2009
Net loss from continuing operations	$(6,838,847)	$(4,469,722)	$(7,431,784)
Net (loss) earnings from discontinued operations	$(679,440)	$189,765	$(3,327,437)

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2011
December 13, 2011

The following table sets forth the computation of basic and diluted net loss per share:

	2011	2010	2009
Net loss per share:
Basic	$(0.93)	$(0.52)	$(1.26)
Diluted	(0.93)	(0.52)	(1.26)
Net loss per share from continuing operations:
Basic	$(0.85)	$(0.54)	$(0.87)
Diluted	(0.85)	(0.54)	(0.87)
Net (loss) earnings per share from discontinued operations:
Basic	$(0.08)	$0.02	$(0.39)
Diluted	(0.08)	0.02	(0.39)

The calculation of diluted (loss) earnings per share used income from continuing operations as the “control number” in determining whether potential common shares are dilutive or antidilutive. Since the Company experienced a loss in fiscal 2011, 2010 and 2009 from continuing operations, all potential common shares outstanding from dilutive securities are considered antidilutive and are excluded from the calculation of diluted loss per share for that year.

The following adjustments are required in order to conform total assets based on Canadian GAAP to total assets based on US GAAP:

	2011	2010
Total assets based on Canadian GAAP	$11,018,851	$19,569,533
Fair value adjustment on restricted securities	-	51,239
Total assets based on US GAAP	$11,018,851	$19,620,792

The following adjustments are required in order to conform shareholders’ equity based on Canadian GAAP to shareholders’ equity based on US GAAP:

	2011	2010
Shareholders’ equity based on Canadian GAAP	$10,332,512	$16,861,384
Fair value adjustment on restricted securities	-	51,239
Total Envoy shareholders’ equity based on US GAAP	10,332,512	16,912,623
Non-controlling interest	-	7,242
Total equity based on US GAAP	$10,332,512	$16,919,865

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2011
December 13, 2011

7.	LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2011, Envoy had working capital of $9.2 million, compared to September 30, 2010, when it had a working capital of $15.5 million. Included in working capital is an investment portfolio of marketable securities, the current portion of which was $3.1 million at September 30, 2011 and $6.7 million at September 30, 2010. The principal reasons for the decrease was an effort during the middle part of the year to become more diversified as the market showed continued signs of volatility.

Approximately $2.5 million in cash was used by operations during the year ended September 30, 2011, compared to $5.5 million used by operations for the year ended September 30, 2010. The main uses of cash during both the current year and prior year was the funding of operating losses, including significant restructuring costs. Funds for these purposes were generated through liquidation of investments.

In prior years, the Company has used significant working capital to repurchase shares of the Company pursuant to the normal course issuer bid. In fiscal 2010, the Company used approximately $0.6 million of cash for this purpose. No purchases were made under the issuer bid in fiscal 2011.

The Company paid down and then cancelled its operating line of credit in fiscal 2011 to reduce finance costs, as it was seen as unnecessary. The revolving credit facility was available up to a maximum of $1.0 million and secured by a pledge of $2.0 million of the Company`s investment portfolio. At September 30, 2010, borrowings under the credit facility were $780,000. Despite the current economic conditions, the Company has access to significant liquid capital resources and is not exposed to any investments with distressed credit.

During 2011, the Company advanced $1.9 million by way of a loan receivable. The loan term was six months and required monthly payments of approximately $123,000 plus interest at 12%. The investment in a debt instrument was viewed as a means of diversifying the portfolio while earning good interest returns. Monthly payments were received by the Company and the loan was paid in full in October 2011.

8.	TRANSACTIONS WITH RELATED PARTIES

In January, 2011 Envoy sold its approximate 21% interest in Sereno Capital Corporation (“Sereno”), a Capital Pool Company. Members of Envoy’s management group were also officers and directors of Sereno and exercised significant influence. The investment in Sereno was accounted for using the equity method.

During fiscal 2009, the Company paid $7,500 (2008 - $215,000) for legal services to a director of the Company. In November 2008, this director became an employee of the Company.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2011
December 13, 2011

In November, 2008, the company established a new subsidiary in the principality of Monaco, Envoy Capital Group Monaco, S.A.M (“Envoy Monaco”). As part of the local requirements of incorporation, the two directors of Envoy Monaco, who are residents of Monaco, acquired a 0.1% share interest in Envoy Monaco (total of 0.2%) at a cost of 5,000 Euros each. The Monaco office was closed in 2011 the shares sold to the minority holders for $1.

These transactions were recorded at the exchange amount, being the amount agreed to by the related parties, as the transactions were considered to be in the ordinary course of business.

9.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The significant accounting policies used by Envoy in preparing its Financial Statements are described in Note 2 to the Financial Statements and should be read to ensure a proper understanding and evaluation of the estimates and judgements made by management in preparing those Financial Statements. Envoy’s Financial Statements are prepared in accordance with Canadian generally accepted accounting principles. Envoy also prepared a reconciliation to United States generally accepted accounting principles, which is included in Note 19 to the Financial Statements.

Inherent in the application of some of these policies is the judgment by management as to which of the various methods allowed under generally accepted accounting principles is the most appropriate to apply in the case of Envoy. As well, management must take appropriate estimates at the time the Financial Statements are prepared.

Although all of the policies identified in Note 2 to the Financial Statements are important in understanding the Financial Statements, the policies discussed below are considered by management to be central to understanding the Financial Statements, because of the higher level of measurement uncertainties involved in their application.

Goodwill

Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and intangible assets acquired. Goodwill is carried at cost, less impairment losses if any.

The Company uses a two-step impairment test on an annual basis, or when significant business changes have occurred that may have had an adverse impact on the fair value of the goodwill. To determine whether impairment has occurred, the fair value of the reporting unit is compared to its carrying amounts, including goodwill. When the fair value is in excess of its carrying amount, the goodwill is not considered to be impaired, and the second step of the impairment test is not necessary.

When the carrying amount of the reporting unit as determined in the first step exceeds the fair value, then the fair value of the goodwill is determined in the same manner as followed on a business combination. An impairment loss is recognized when the carrying amount of the goodwill of a reporting unit exceeds its fair value. It is not reversed in the event that the fair value subsequently increases.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2011
December 13, 2011

Future Income Taxes

The Company accounts for future income taxes using the asset and liability method. Under this method, future income taxes are recognized at the enacted or substantively enacted tax rate expected to be applicable at the date of reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the benefits from those future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the substantive enactment of the change.

Revenue Recognition – Merchant banking segment

Securities transactions are recorded on a trade-date basis. Changes in fair value of held-for-trading investments are reflected in the consolidated statements of operations. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Financial Instruments

Financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below. Their classification depends on the purpose for which the financial instruments were acquired or issued, their characteristics and the Company’s designation of such instruments. The standards require that all financial assets be classified either as held-for-trading (“HFT”), available-for-sale (“AFS”), held-to-maturity (“HTM”), or loans and receivables. The standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS financial assets that do not have quoted market prices in an active market.

HFT financial assets are financial assets typically acquired for resale prior to maturity. They are measured at fair value at the balance sheet date. Interest and dividends earned, gains and losses realized on disposal and unrealized gains and losses from market fluctuations are included in net revenue for the period.

HTM financial assets are those non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables that an entity has the positive intention and ability to hold to maturity. These financial assets are measured at amortized cost.

AFS financial assets are those non-derivative financial assets that are designated as AFS, or that are not classified as loans and receivables, HTM investments or HFT. AFS financial assets are carried at fair value with unrealized gains and losses included in Other Comprehensive Income (OCI) until realized when the cumulative gain or loss is recognized in net income.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2011
December 13, 2011

Loans and receivables are accounted for at amortized cost using the effective interest method. At each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the consolidated financial statements.

(i) Publicly-traded investments:

Securities which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted market prices at the consolidated balance sheet dates or the closing price on the last day the security traded if there were no trades at the consolidated balance sheet dates.

Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer may be recorded at amounts discounted from market value. In determining whether a discount is appropriate for such investments, the Company considers the nature and length of the restriction, the business risk of the investee company, its stage of development, market potential, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments.

(ii) Privately-held investments:

Securities in privately-held companies designated as HFT or AFS are recorded at fair value based on objective evidence including recent arm’s length transactions between knowledgeable, willing parties. Such evidence might include significant subsequent equity financing by an unrelated professional investor, discounted cash flow analysis, operational results, forecasts and other developments since acquisition.

Recent accounting pronouncements

Business combinations

In January 2009, the CICA published Section 1582, “Business Combinations” to replace Section 1581. The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities, and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are to be expensed. This standard becomes effective January 1, 2011, and early adoption is permitted. This new standard is expected to only have an impact on the financial statements for any future acquisitions that will be made in periods subsequent to the of date adoption.

Consolidated financial statements and non-controlling interests

In January 2009, the CICA published Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests” replacing Section 1600. Section 1601 carries forward guidance from Section 1600 with the exception of non-controlling interests, which

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2011
December 13, 2011

are addressed in a separate section. This standard requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions. These standards become effective January 1, 2011, and early adoption is permitted. The Company currently does not have any significant equity investment in other entities and therefore the application of this new standard is not expected to have any impact on the financial statements of the Company.

International Financial Reporting Standards (“IFRS”)

The CICA incorporated IFRS into the CICA Handbook as a replacement for current Canadian Generally Accepted Accounting Principles for most publicly accountable enterprises effectively for fiscal years beginning on or after January 1, 2011. The Company thus will apply IFRS beginning October 1, 2011. The Company will require restatement for comparative purposes of amounts reported by the Company for the year ending September 30, 2011 and accordingly the Company will need to prepare an opening balance sheet, in accordance with IFRS, as at October 1, 2010. While the Company has begun the adoption of IFRS for fiscal 2012, the quantitative impact of the transition to IFRS has been determined to be immaterial. The Company completed a three-phase transition plan: initial diagnostic assessment and scoping, in-depth analysis and assessment, and implementation.

As at September 30, 2011, the Company has substantially completed all three phases of its transition plan and have identified the areas of impact on the Company’s financial reports: accounts receivable and net revenue from the consumer and retail branding business, which are now reported as discontinued operations. The Company has determined that the financial impact of the transition to IFRS will be minimal, however, the Company anticipates a significant increase in disclosure requirements under IFRS and such requirements are also being evaluated along with the necessary system changes required to gather, process and review such disclosure. The Company does not anticipate any significant changes to its information technology, internal controls over financial reporting, disclosure controls and procedures or its business activities as a result of the conversion to IFRS. The Company will complete its transition plan during the first quarter of fiscal 2012.

10.	IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2009, the FASB revised the authoritative guidance for revenue recognition for arrangements with multiple deliverables. The new guidance modifies the requirements for determining whether a deliverable can be treated as a separate unit of accounting by removing the criteria that verifiable and objective evidence of fair value exists for the undelivered elements. In allocating transaction consideration among the deliverables, the guidance also introduced the concept of using management's best estimate of a stand along selling price as an alternate basis for allocation. The Company adopted this guidance in its first quarter of fiscal 2011. The adoption of these changes did not have a material impact on the Company’s consolidated financial statements.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2011
December 13, 2011

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) Fair Value Measurements and Disclosures (ASU 2010-06), to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. This standard was effective for the Company in the first quarter of fiscal 2011 and the adoption of these changes did not have a material impact on the Company’s consolidated financial statements.

In April 2010, the FASB issued Accounting Standards Update No. 2010-17, Revenue Recognition—Milestone Method (Topic 605) – Revenue Recognition (ASU 2010-17). ASU 2010-17 provides guidance on defining the milestone and determining when the use of the milestone method of revenue recognition for research or development transactions is appropriate. It provides criteria for evaluating if the milestone is substantive and clarifies that a vendor can recognize consideration that is contingent upon achievement of a milestone as revenue in the period in which the milestone is achieved, if the milestone meets all the criteria to be considered substantive. ASU 2010-17 is effective for the Company in fiscal 2012 and should be applied prospectively. Early adoption is permitted. The company is currently evaluating the impact of the adoption of this standard on the Company`s consolidated financial statements.

In July 2010, the FASB issued ASU 2010-20 an accounting update to provide guidance to enhance disclosures related to the credit quality of a company's financing receivables portfolio and the associated allowance for credit losses ("FASB ASC Topic 310"). Pursuant to this accounting update, a company is required to provide a greater level of disaggregated information about its allowance for credit loss with the objective of facilitating users' evaluation of the nature of credit risk inherent in the company's portfolio of financing receivables, how that risk is analyzed and assessed in arriving at the allowance for credit losses, and the changes and reasons for those changes in the allowance for credit losses. The adoption of such standard did not have a material impact on the Company's consolidated financial statements and disclosures.

In December 2010, the FASB issued ASU 2010-28 an accounting pronouncement related to intangibles - goodwill and other ("FASB ASC Topic 350"), which requires a company to consider whether there are any adverse qualitative factors indicating that an impairment may exist in performing step 2 of the impairment test for reporting units with zero or negative carrying amounts. The provisions for this pronouncement are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010, with no early adoption. The Company will adopt this pronouncement for our fiscal year beginning October 1, 2011. The adoption of this pronouncement is not expected to have a material impact on our consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29 an accounting pronouncement related to business combinations ("FASB ASC Topic 815"), which specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. It

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2011
December 13, 2011

also expands the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this Update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The company is currently evaluating the impact of the adoption of this standard on the Company`s consolidated financial statements.

The FASB has issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This ASU represents the converged guidance of the FASB and the IASB (the Boards) on fair value measurement. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term "fair value." The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs.

The FASB has issued Accounting Standards Update (ASU) No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This ASU amends the FASB Accounting Standards Codification to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. ASU 2011-05 should be applied retrospectively. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011.

The FASB has issued Accounting Standards Update (ASU) No. 2011-08, Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment. ASU 2011-08 is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350, Intangibles-Goodwill and Other. The more-likely-than-not threshold is defined as having a likelihood of more than 50%. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity's financial statements for the most recent annual or interim period have not yet been issued.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2011
December 13, 2011

11.	RISKS AND UNCERTAINTIES

Envoy management monitors, understands and manages the risks associated with its business transactions and the general economic environment in which it operates. Risks reflect uncertainty regarding potential outcomes from changes in political, economic and capital market conditions. Envoy is subject to these risks and uncertainties and actively manages them as follows:

General economic conditions

The merchant banking industry is subject to general market conditions and investment returns may vary significantly from period to period. Envoy attempts to manage its business with a focus on wealth protection while maintaining steady growth. Investments are usually very liquid and investment horizons consistently monitored.

Market risk

Market risk is the risk of loss of value in Envoy's portfolios resulting from changes in interest rates, foreign exchange rates, credit spreads, and equity prices. Unfavourable economic conditions may negatively impact the Company’s ability to generate new investment opportunities. The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions or acquisitions of investments at less than favourable prices. The Company mitigates this risk by employing a professional investment manager and by ensuring that the portfolio is well diversified and not singularly exposed to any one issuer or class of issuers.

Foreign currency risk

Envoy is subject to currency risk through its investments in foreign-denominated securities. Unfavorable changes in the exchange rate may adversely affect the operating results of Envoy. The Company has begun to actively use derivative instruments to reduce its exposure to foreign currency risk. In addition, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency contracts to mitigate the associated risks.

Key personnel

Envoy’s success depends in part upon its ability to hire and retain key senior management and skilled technical, client service and creative personnel able to create and maintain solid relationships with clients. An inability to hire or retain qualified personnel could have a material adverse effect on Envoy. To reduce the risk of losing valued employees, Envoy strives to maintain a positive work environment that values the contributions of its employees.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2011
December 13, 2011

Interest and Credit risk

Certain of the Company’s financial assets, including cash and investments are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company. The Company may, from time to time, invest in debt obligations. The Company is also exposed, in the normal course of business, to credit risk from the sale of its investments and advances to investee companies.

The Company believes it is not significantly exposed to interest risk as investments in loans and debt obligations comprise a small percentage of the Company’s total investments. Interest exposure is limited on fixed income securities as they are held for trading and bought and sold on a short term basis. As at September 30, 2011, the Company had no exposure to liabilities which bore interest at rates fluctuating with the prime rate or overnight lending rate.

Future investments

The Company regularly identifies, assesses and reviews potential investment opportunities on an ongoing basis. As part of the review, the Company conducts business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular transaction. Despite the Company’s efforts, it may be unsuccessful in ascertaining or evaluating all such risks. As a result, it might not realize the intended advantages of any given investment and may not identify all of the risks relating to the investment which could adversely impact the Company’s business, operating results and financial condition.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2011
December 13, 2011

12.	EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company has established, and is maintaining, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is disclosed in annual filings, interim filings or other reports and recorded, processed, summarized and reported within the time periods specified as required by securities regulations. Management has evaluated the effectiveness of the Company's disclosure controls and procedures as at September 30, 2011 and, given the size of the Company and the involvement at all levels of the Chief Executive Officer, Chief Financial Officer and other senior officers, are sufficient to provide reasonable assurance that the Company's disclosures are compliant with securities regulations.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP, and reconciled to US GAAP, as applicable.

Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of September 30, 2011.

This annual report does not include an attestation report of our independent auditors regarding internal control over financial reporting. Management's report was not subject to attestation by our independent auditors pursuant to rules of the SEC that permit our Company to provide only management's report in this annual report.

13.	UPDATED SHARE INFORMATION

At September 30, 2011 and September 30, 2010, there were 8,028,377 common shares of Envoy outstanding.

Additional information relating to Envoy, including our Annual Information Form is available on SEDAR at www.sedar.com.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2011
December 13, 2011

14.	FORWARD LOOKING STATEMENTS

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent Envoy’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, many of which are beyond the control of Envoy. These factors could cause actual results to differ materially from such forward-looking statements. These factors include but are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in our industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in Envoy’s Annual Report or Form 20-F filed with the U.S. Securities and Exchange Commission, or Envoy’s Annual Information Form filed with the Canadian securities authorities. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions identify certain of such forward looking statements, which are valid only as of the date on which they are made. In particular, statements relating to future growth are forward looking statements. Envoy disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.